Aurora Cannabis Files Amendment to Final Prospectus; Withdraws Special Warrant Exercise Notice

TSX: ACB

EDMONTON, Jan. 9, 2018 /CNW/ - On January 5, 2018, Aurora Cannabis Inc. ("Aurora") (TSX: ACB) (OTCQB: ACBFF) (Frankfurt: 21P; WKN: A1C4WM) filed Amendment No. 1 (the "Amendment") to its prospectus dated January 2, 2018 (the "Final Prospectus") qualifying the distribution of convertible debentures (the "Debentures") issuable upon exercise of previously issued special warrants (the "Special Warrants"). The Amendment was filed with respect to the material changes to Aurora announced on January 5, 2018 (as outlined below). In addition, Aurora issued a notice of withdrawal to Computershare Trust Company of Canada, withdrawing the notice of exercise of the Special Warrants of Aurora and delaying the issuance of the Debentures.

On January 5, 2018, Aurora announced its $55 million investment in The Green Organic Dutchman Holdings Ltd. and the entering into of a $200 million bought deal of convertible debentures with Canaccord Genuity Corp. and a syndicate of underwriters. Each of these transactions constituted a material change in the affairs of Aurora necessitating the filing of the Amendment to the Final Prospectus and issuance of the withdrawal notice.

Aurora has received a receipt for the Amendment from the securities regulatory authorities in the Provinces of British Columbia, Alberta and Ontario. The Special Warrants will be deemed to be exercised and the Debentures issued on January 12, 2018.

About Aurora

Aurora's wholly-owned subsidiary, Aurora Cannabis Enterprises Inc., is a licensed producer of medical cannabis pursuant to Health Canada's Access to Cannabis for Medical Purposes Regulations ("ACMPR"). The Company operates a 55,200 square foot, state-of-the-art production facility in Mountain View County, Alberta, known as "Aurora Mountain", a second 40,000 square foot high-technology production facility known as "Aurora Vie" in Pointe-Claire, Quebec on Montreal's West Island, and is currently constructing an 800,000 square foot production facility, known as "Aurora Sky", at the Edmonton International Airport, as well as is completing a fourth facility in Lachute, Quebec through its wholly owned subsidiary Aurora Larssen Projects Ltd.

In addition, the Company holds approximately 17.23% of the issued shares in leading extraction technology company Radient Technologies Inc., based in Edmonton, and is in the process of completing an investment in Edmonton-based Hempco Food and Fiber for an ownership stake of up to 50.1% . Furthermore, Aurora is the cornerstone investor with a 22.9% stake in Cann Group Limited, the first Australian company licensed to conduct research on and cultivate medical cannabis. Aurora also owns Pedanios, a leading wholesale importer, exporter, and distributor of medical cannabis in the European Union, based in Germany. The Company offers further differentiation through its acquisition of BC Northern Lights Ltd. and Urban Cultivator Inc., industry leaders, respectively, in the production and sale of proprietary systems for the safe, efficient and high-yield indoor cultivation of cannabis, and in state-of-the-art indoor gardening appliances for the cultivation of organic microgreens, vegetables and herbs in home and professional kitchens. Aurora's common shares trade on the TSX under the symbol "ACB".

On behalf of the Boards of Directors,

AURORA CANNABIS INC.
Terry Booth
CEO

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"). Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur. These statements are only predictions. Various assumptions were used in drawing the conclusions or making the projections contained in the forward-looking statements throughout this news release. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.

Neither TSX nor its Regulation Services Provider (as that term is defined in the policies of Toronto Stock Exchange) accepts responsibility for the adequacy or accuracy of this release.

SOURCE Aurora Cannabis Inc.

View original content: http://www.newswire.ca/en/releases/archive/January2018/09/c5254.html

%SEDAR: 00025675E

For further information: For Aurora: Cam Battley, Chief Corporate Officer, +1.905.864.5525, cam@auroramj.com, www.auroramj.com; Marc Lakmaaker, Director, Investor Relations and Corporate Development, +1.647.269.5523, marc.lakmaaker@auroramj.com

CO: Aurora Cannabis Inc.

CNW 17:00e 09-JAN-18